Anthony's Cookies, Inc.

Financial Statements

December 31, 2018 and 2017



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

ANTHONY'S COOKIES, INC.

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations and Stockholder's Deficit	3
Statements of Cash Flows	4
Notes to Financial Statements	5



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Anthony's Cookies, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Anthony's Cookies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and stockholder's deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 6, 2020
Glen Allen, Virginia

❯ **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

ANTHONY'S COOKIES, INC.

Balance Sheets
December 31, 2018 and 2017

Assets		2018		2017
Current assets:				
Cash	$	28,112	$	23,560
Inventory		7,316		8,568
Due from stockholder		71,192		28,807
Total current assets		106,620		60,935
Property and equipment - net		336,705		456,418
Deposit		5,094		5,094
Total assets	$	448,419	$	522,447

Liabilities and Stockholder's Deficit				
Current liabilities:				
Accrued liabilities	$	65,051	$	67,659
Note payable - stockholder		-		22,804
Notes payable, current portion		85,821		65,857
Deferred rent		6,565		4,341
Total current liabilities		157,437		160,661
Long-term liabilities:				
Notes payable, less current portion - net		408,030		444,068
Total liabilities		565,467		604,729
Stockholder's deficit		(117,048)		(82,282)
Total liabilities and stockholder's deficit	$	448,419	$	522,447

See report of independent accountants and accompanying notes to financial statements.

2

ANTHONY'S COOKIES, INC.

Statements of Operations and Stockholder's Deficit
Years Ended December 31, 2018 and 2017

	2018	2017
Sales	$ 727,179	$ 601,453
Cost of sales	61,487	71,343
Gross profit	665,692	530,110
Operating expenses:		
Personnel expenses	210,311	266,875
Facility expenses	153,752	127,077
General and administrative expenses	134,189	150,394
Depreciation	119,713	18,480
Equipment expense	17,040	14,106
Licenses and permits	12,711	3,123
Professional fees	2,112	17,376
Total operating expenses	649,828	597,431
Operating income (loss)	15,864	(67,321)
Other expense:		
Interest expense	50,630	30,959
Net loss	(34,766)	(98,280)
Stockholder's (deficit) equity, beginning of year	(82,282)	15,998
Stockholder's deficit, end of year	$ (117,048)	$ (82,282)

See report of independent accountants and accompanying notes to financial statements.

ANTHONY'S COOKIES, INC.

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (34,766)	$ (98,280)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation	119,713	18,480
Deferred financing fees amortization	1,364	1,023
Change in operating assets and liabilities:		
Inventory	1,252	(1,478)
Deposit	-	(5,094)
Accrued expenses	(2,608)	26,442
Deferred rent	2,224	4,341
Net cash provided by (used in) operating activities	87,179	(54,566)
Cash flows from investing activities:		
Increase in due to stockholder	(42,385)	(9,307)
Purchase of property and equipment	-	(436,303)
Net cash used in investing activities	(42,385)	(445,610)
Cash flows from financing activities:		
Payments on (proceeds from) notes payable - net	(17,438)	474,169
Payments on (proceeds from) note payable		
from stockholder	(22,804)	22,804
Net cash (used in) provided by financing activities	(40,242)	496,973
Net change in cash	4,552	(3,203)
Cash, beginning of year	23,560	26,763
Cash, end of year	$ 28,112	$ 23,560
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 49,266	$ 29,936

See report of independent accountants and accompanying notes to financial statements.

4

ANTHONY'S COOKIES, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Anthony's Cookies, Inc. (the "Company") was founded in 2015 and operates two retail stores in Northern California. The Company primarily sells cookies and related beverages.

Management's Plans: The Company's strategic plan is to substantially increase sales through production and sale of cookies and related products by expanding into more locations, corporate markets, wholesale, and frozen cookie dough in grocery stores. The Company is confident that increasing cookie production and sales will result in overall increased profitability and access to additional equity contributions and its crowdfunding campaign will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory: Inventory consists of finished goods including cookies and various merchandise items. Inventory is stated at the lower of cost or market, with the cost being determined on the first-in, first-out (FIFO) cost method. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method and various accelerated depreciation methods and is based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Deferred Financing Costs: Deferred financing fees are stated at cost, net of accumulated amortization. The costs are amortized over the term of the loan. The Company incurred deferred financing costs in connection with the origination of a note payable in 2017. Deferred financing costs were $11,253 and $12,617 as of December 31, 2018 and 2017, respectively. Accumulated amortization totaled $2,387 and $1,023 at December 31, 2018 and 2017, respectively and amortization expense included as interest expense on the statements of operations and stockholder's deficit was $1,364 for 2018 and $1,023 for 2017.

1. **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon sale for items sold in the Company's retail locations and upon shipment for items sold outside of these locations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $1,279 for 2018 and $691 for 2017.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements, Continued:

   Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through January 6, 2020, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. **Property and Equipment:**

   Property and equipment consisted of the following at December 31:

	2018	2017
Vehicles	$ 35,372	$ 35,372
Furniture, fixtures and equipment	341,867	341,867
Leasehold improvements	140,006	140,006
	517,245	517,245
Less: Accumulated depreciation	180,540	60,827
	$ 336,705	$ 456,418

   Depreciation expense was $119,713 for 2018 and $18,480 for 2017.

3.   **Notes Payable:**

The Company has various promissory notes outstanding from financial institutions for the total principal amount of $564,811. Principal and interest payments on the notes range from $744 to $4,468 and are paid either monthly or every 60 days depending on the related note. Interest ranged from 8% to 14% for 2018 and was 8% for 2017. The total principal amount of the loans outstanding was $464,604 at December 31, 2018 and $477,042 at December 31, 2017. Future minimum payments are as follows:

Year	Amount
2019	$ 85,821
2020	83,623
2021	31,574
2022	34,109
2023	36,849
Thereafter	192,628
	464,604
Less deferred financing costs	11,253
	$ 453,351

The Company has a promissory note outstanding from a private lender for the total principal amount of $40,500 and $45,500 at December 31, 2018 and 2017, respectively. The loan does not bear interest and is to be repaid upon the Company having sufficient cash flows. Once the Company has sufficient cash flows, payments are to be made in amounts equal to 10% of the original principal balance.

4.   **Stockholder's Equity (Deficit):**

Pursuant to its articles of incorporation, the Company is authorized to issue 10,000 shares of common stock at $0.01 par value per share. The Company had 1,000 shares issued and outstanding at December 31, 2018 and 2017.

5.   **Operating Leases:**

The Company leases two retail locations and equipment under non-cancelable operating lease agreements. One retail location lease expires in 2021 and has a five year renewal option and the other retail location lease is on a month-to-month basis. The lease for the equipment expires in 2022. The Company records rent on a straight-line basis over the term of the related lease. Deferred rent totaled $6,565 and $4,341 as of December 31, 2018 and 2017, respectively. Certain leases called for deposits totaling $5,094, included as a deposit on the accompanying balance sheets. Total rent expense was $168,526 for 2018 and $137,104 for 2017.

5.   **Operating Leases, Continued:**

Minimum future payments under non-cancellable operating leases at December 31, 2018 are as follows:

Year	Amount
2019	$ 109,344
2020	111,576
2021	113,856
2022	10,188
	$ 344,964

6.   **Related Party Transactions:**

During 2018 and 2017, the Company had amounts outstanding due from the stockholder of the Company. The outstanding amounts do not bear interest and are expected to be paid in full during 2019. The outstanding balance was $71,192 and 28,807 at December 31, 2018 and 2017, respectively.

During 2017, the Company had an outstanding note payable to the stockholder of the Company with an outstanding principal balance of $22,804 at December 31, 2017. The loan did not bear interest and was paid in full during 2018.

7.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $117,000 at December 31, 2018. Approximately, $82,000 is available to offset future taxable income in the U.S. which begin to expire in 2037 and approximately $35,000 is available to offset future taxable income and carryforward indefinitely until applied.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.